UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 0-15223
CUSIP Number: 423498104

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended                       June 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

HemaCare Corporation

Full Name of Registrant

Former Name if Applicable

15350 Sherman Way, Suite 350

Address of Principal Executive Office (Street and Number)

Van Nuys, California 91406

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant's Form 10-Q, for the quarterly period ended June 30, 2011, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Lisa Bacerra	(818)	226-1968
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   x Yes   o No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   x Yes   o No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HemaCare Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2011	By:	/s/ Lisa Bacerra
	Name:	Lisa Bacerra
	Title:	Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART IV -- OTHER INFORMATION

(3)  EXPLANATION OF ANTICIPATED CHANGE

On July 11, 2011, the Company and its wholly-owned subsidiary, Coral Blood Services, Inc., completed the sale of the Company’s red blood cell collection operation assets in California and Maine to The American National Red Cross pursuant to the terms of an Asset Purchase Agreement entered into by the parties on July 11, 2011.  The assets included automobiles and equipment, finished goods and work-in-process inventory of blood products, a trademark and books and records relating to blood drive sponsors and blood donors.  In consideration for the assets, the buyer agreed to pay to the Company an aggregate of $3,051,000. Of the purchase price, $2,475,000 was paid on the closing date, $51,000 was paid on July 22, 2011, and $250,000 will be paid in three equal monthly installments on the 30th, 60th and 90th days following the closing date.  The remaining balance of $275,000 was paid into a one year escrow to satisfy the Company’s potential indemnification liabilities to the buyer.  As a result of the asset sale, the Company effected a reduction in force of approximately 93 employees in California and Maine, which will result in a third quarter charge of approximately $900,000 in employment related expenses.

As a result of the sale transaction, the financial results for this operation will be reported as discontinued operations, and the assets and liabilities as held for sale, in the consolidated financial statements as of June 30, 2011.  Since the consolidated financial statements for the three and six months ended June 30, 2010 previously reported these operations as part of continuing operations, the financial results and cash flow statement will be reclassified to reflect the change in the status of the red blood cell portion of the business in accordance with Financial Accounting Standards Board (“FASB”) codification section 205-20, “Impairment of Long Lived Assets”.